UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

MARKETWISE, INC.
(Name of Subject Company and Filing Person (Issuer))

Warrants to Acquire Shares of Class A Common Stock	57064P 115
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Gary Anderson
General Counsel
1125 N. Charles St.
Baltimore, Maryland 21201
(888) 261-2693
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:
Ian D. Schuman, Esq.
Christopher J. Clark, Esq.
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
Tel: (212) 906-1200

☐  Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐  third-party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by MarketWise, Inc., a Delaware corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”), on August 17, 2022 (as it may be amended and supplemented from time to time, the “Schedule TO”), relating to an offer by the Company to each holder of the Company’s public warrants and private placement warrants (each as defined in the Schedule TO) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (“Class A Common Stock”), to receive 0.1925 shares of Class A Common Stock in exchange for every outstanding warrant (as defined in the Schedule TO) tendered by the holder and exchanged pursuant to the offer (the “Offer”). The Offer is made upon and subject to the terms and conditions set forth in the prospectus/offer to exchange, dated September 13, 2022 (as it may be amended and supplemented from time to time, the “Prospectus/Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related letter of transmittal and consent, a copy of which is attached hereto as Exhibit (a)(1)(B).
Concurrently with the Offer, the Company also solicited consents (the “Consent Solicitation”) from holders of the warrants to amend (the “Warrant Amendment”) that certain Warrant Agreement, dated as of July 23, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), to permit the Company to require that each warrant that is outstanding upon the closing of the Offer be exchanged for 0.17325 shares of Class A Common Stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.
Pursuant to the terms of the Warrant Agreement, the Warrant Amendment required the vote or written consent of holders of at least 50% of each of the outstanding public warrants and the outstanding private placement warrants.
The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO to (i) update Item 11 of the Schedule TO to report the final results of the Offer, and (ii) update Item 12 of the Schedule TO to include (a) the final Prospectus/Offer to Exchange, dated September 13, 2022, which forms part of the Registration Statement on Form S-4 (“Registration Statement”) declared effective by the SEC on September 13, 2022, (b) a press release issued by the Company on September 15, 2022, announcing the results of the Offer, the execution of the Warrant Amendment, and the effectiveness of the Registration Statement, and (c) the executed Warrant Amendment.
Only those items amended are reported in this Amendment No. 2. Except as amended hereby to the extent discussed above, the information contained in the Schedule TO, the Prospectus/Offer to Exchange, and the other exhibits to the Schedule TO remains unchanged. This Amendment No. 2 should be read with the Schedule TO and the Prospectus/Offer to Exchange.

Item 11. Additional Information.
Item 11 of the Schedule TO is hereby amended and supplemented by adding at the end thereof the following text:
The Offer and Consent Solicitation expired at 11:59 p.m., Eastern Time, on September 14, 2022. The Company has been advised that 29,743,931 warrants (including 462,060 warrants tendered through guaranteed delivery), or approximately 96% of the outstanding warrants, were validly tendered and not validly withdrawn prior to the expiration of the Offer and Consent Solicitation. The Company expects to accept all validly tendered warrants for exchange and settlement on or before September 19, 2022. In addition, pursuant to the Consent Solicitation, the Company received the approval of approximately 92% of the outstanding public warrants and approximately 99% of the outstanding private placement warrants to the Warrant Amendment, which exceeds the threshold of 50% of each of the outstanding public warrants and outstanding private placement warrants required to effect the Warrant Amendment. On September 15, 2022, the Company and Continental Stock Transfer & Trust Company entered into the Warrant Amendment and the Company announced that it will exercise its right, in accordance with the terms of the Warrant Amendment, to exchange each warrant that is outstanding upon the closing of the Offer for 0.17325 shares of Class A common stock per warrant, which is a ratio 10% less than the exchange ratio applicable to the Offer (the “Post-Offer Exchange”). The Company has fixed the date for the Post-Offer Exchange as September 30, 2022.
On September 15, 2022, the Company issued a press release announcing the final results of the Offer and Consent Solicitation as set forth above and the Company’s entry into the Warrant Amendment. A copy of the press release is filed as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
(a) Exhibits.

Exhibit No.	Description

(a)(l)(A)	Prospectus/Offer to Exchange (incorporated by reference to the Prospectus/Offer to Exchange filed pursuant to Rule 424(b)(3) by the Company with the SEC on September 13, 2022).
(a)(1)(B)	Form of Letter of Transmittal and Consent (incorporated by reference to Exhibit 99.1 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on August 31, 2022).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-4, filed with the SEC on August 17, 2022).
(a)(1)(D)
Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-4, filed with the SEC on August 17, 2022).

(a)(1)(E)
Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-4, filed with the SEC on August 17, 2022).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Exhibit (a)(1)(A) herein).
(a)(5)(A)	Press Release, dated August 17, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K (File No. 001-39405), filed with the SEC on August 17, 2022).
(a)(5)(B)	Press Release, dated September 15, 2022 (incorporated by reference to Exhibit 99.1 of the Company’s Form 8-K (File No. 001-39405), filed with the SEC on September 15, 2022).
(b)	Not applicable.
(d)(i)	Certificate of Incorporation of MarketWise, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
(d)(ii)	Bylaws of MarketWise, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

(d)(iii)
Warrant Agreement, dated July 23, 2020, between Ascendant Digital Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2020).

(d)(iv)	Specimen Warrant Certificate of the Company (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-1 (File No. 333-239623), filed with the SEC on July 2, 2020).
(d)(v)
Specimen Common Stock Certificate of MarketWise, Inc. (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).

(d)(vi)
Amended and Restated Registration Rights Agreement dated July 21, 2021, by and among MarketWise, Inc., Ascendant Sponsor LP, and certain members of Ascendant Sponsor LP and of MarketWise, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

(d)(vii)
Tax Receivable Agreement dated July 21, 2021, by and among MarketWise, Inc., MarketWise, LLC, and certain members of MarketWise, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

(d)(viii)
Third A&R Operating Agreement dated July 21, 2021, by and among MarketWise, Inc., MarketWise, LLC and the members of MarketWise, LLC (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).

(d)(ix)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
(d)(x)	MarketWise, Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
(d)(xi)	2021 MarketWise, Inc. Incentive Award Plan (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
(d)(xii)
Form of Restricted Stock Unit Agreement (under 2021 MarketWise, Inc. Incentive Award Plan) (incorporated by reference to Exhibit 99.3 to the Registrant's Registration Statement on Form S-8 (File No. 333-259822), filed with the SEC on September 27, 2021).

(d)(xiii)
Form of Stock Appreciation Right Agreement (under 2021 MarketWise, Inc. Incentive Award Plan) (incorporated by reference to Exhibit 99.4 to the Registrant's Registration Statement on Form S-1 (File No. 333-259822), filed with the SEC on September 27, 2021).

(d)(xiv)	2021 MarketWise, Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K, filed with the SEC on July 28, 2021).
(d)(xv)
Employment Agreement, effective as of December 1, 2019, by and between MarketWise, LLC (f/k/a S & A Holdings (2013), LLC) and Mark Arnold (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).

(d)(xvi)
Employment Agreement, effective as of December 2, 2019, by and between Beacon Street Services, LLC and Dale Lynch (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).

(d)(xvii)
Employment Agreement, effective as of July 30, 2018, by and between MarketWise, LLC (f/k/a S & A Holdings (2013), LLC) and Marco Ferri (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on May 28, 2021).

(d)(xviii)
Loan and Security Agreement, dated as of October 29, 2021, by and among MarketWise, LLC, as borrower, the guarantors party thereto, the lenders from time to time party thereto, HSBC Bank USA, National Association, as administrative agent, collateral agent, joint lead arranger, and joint bookrunner, and BMO Capital Markets Corp., as joint lead arranger and joint bookrunner (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on November 1, 2021).

(d)(xix)
Guaranty, dated as of October 29, 2021, by the guarantors identified therein in favor of HSBC Bank USA, National Association, as agent. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on November 1, 2021).

(d)(xx)	Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-4 (File No. 333-254720), filed with the SEC on June 30, 2021).
(d)(xxi)	Dealer Manager Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed with the SEC on August 31, 2022).

(d)(xxii)
Tender and Support Agreement, dated August 16, 2022, by and among the Company, Alpha Global Investments and the public warrant holders party thereto (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-4, filed with the SEC on August 17, 2022).

(d)(xxiii)
Amendment No. 1 to Warrant Agreement, dated September 15, 2022, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K, filed with the SEC of September 15, 2022).

(g)	Not applicable.
(h)	Tax Opinion of Latham & Watkins LLP (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form S-4, filed with the SEC on August 17, 2022).
(b) Filing Fee Exhibit.
Filing Fee Table.*
__________________
*Previously filed.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MARKETWISE, INC.

By:	/s/ Gary Anderson
Name:	Gary Anderson
Title:	General Counsel and Corporate Secretary
Dated: September 15, 2022